UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Ave. Ste 2700
(No. and Street)

Dallas	Texas	75202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobby Hashaway 214-545-6813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bobby Hashaway _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN TOMCKO
Notary Public, State of Texas
Comm. Expires 04-20-2021
Notary ID 131097748

Susan Tomcko
Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

COMMERCE STREET CAPITAL, LLC

CONTENTS

DECEMBER 31, 2020



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Commerce Street Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 26, 2021

 

COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	1,021,678
Accounts receivable, net		361,552
Due from Parent		1,514,118
Furniture and equipment, net of accumulated depreciation of $419,982		18,814
Lease Right-of-Use Assets		3,139,716
Prepaid expenses		69,761
	$	6,125,639

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Lease Liabilities	$	3,533,938
Other liabilities		280,869
Total liabilities		3,814,807
Member's Capital		2,310,832
	$	6,125,639

See accompanying notes to financial statement.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is investment banking services including private placement transactions and other financial advisory services. The Company also introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2020, the Company had $921,105 in cash and $100,573 in cash equivalents. Cash equivalents are pursuant to the deposit with the Company's clearing broker.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. The Company earns revenue from contracts with customers and other sources.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Investment Banking Revenues

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, private placement, and related financial advisory work. Revenue is recorded when services are provided and/or when transactions close, or the contract is cancelled as specified by the terms of the contract. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenues are reflected as contract liabilities. At December 31, 2020, approximately $204,000 is reflected as contract liabilities and included in other liabilities on the statement of financial condition.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

Income Taxes

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

December 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

Operating leases with terms longer than 12 months are recognized as lease assets and lease liabilities in the statement of financial condition. The Company does not have any finance leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. As the rates implicit in the Company's leases are not readily determinable, the Company uses its derived incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments. The determination of an appropriate incremental borrowing rate requires judgment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact to the opening capital balance. Refer to Note 2 for CECL estimated for the year 2020.

Financial instruments

The following table presents the carrying values and estimated fair values at December 31, 2020 of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy. At December 31, 2020, the carrying values of the Company's financial instruments approximate their fair value.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$1,021,678	1,021,678	-	-	$1,021,678
Accounts receivable	$361,552	-	361,552	-	$361,552
Due from parent	$1,514,118	-	1,514,118	-	$1,514,118
Other liabilities	$280,869	-	280,869	-	$280,869

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2020

2. Accounts Receivable

The Company's accounts receivable, which primarily consist of balances due from customers for investment banking services are carried at amortized cost less the allowance for credit losses. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the expected loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company records an estimated allowance for credit loss for any balances that are deemed to be uncollectible. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of December 31, 2020, accounts receivable in the statement of financial condition is stated net of an allowance for credit losses of $70,000.

3. Related Party

The Company has an expense sharing agreement with CSH. Pursuant to this agreement 1) CSH will pay on behalf of the Company primarily all of its direct expenses and the Company will reimburse CSH 100% of such expenses; 2) the Company will share certain personnel, personal property and general and administrative expenses with CSH and will be allocated its proportional share of such expenses. At December 31, 2020, due from Parent in the amount of $ 1,514,118 represented the prepayments of the expenses to CSH relating to this agreement.

During the year ended December 31, 2020, certain employees of CSH, as well as members of CSH, were independent passive investors in investment banking customers.

4. Furniture and Equipment

Furniture and equipment as of December 31, 2020 is as follows:

	Acquisition Cost	Accumulated Depreciation	Net Book Value
Computers and related equipment	$ 308,708	$ (289,894)	$ 18,814
Furniture and fixtures	130,088	(130,088)	-
	$ 438,796	$ (419,982)	$ 18,814

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2020

4. Furniture and Equipment (continued)

An analysis of the accumulated depreciation for the year ended December 31, 2020 is as follows:

Beginning of year	$	401,602
Depreciation expense		18,380
End of year	$	419,982

5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $344,576 which was approximately $244,576 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.96 to 1.

6. Rule 15c3-3

The Company operates 1) under exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) 2) by limiting its other business activities to investment banking services contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

7. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2020, approximately $671,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2020, the Company had no cash equivalents in excess of the SIPC insurance limits.

8. Leases

The Company and Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA") have jointly entered into an operating lease for office space that expires November 30, 2029. The Company also has operating leases for certain office equipment. Under the terms of the office lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight-line basis over the life of the lease. The Company bears approximately 70% of the lease commitments. Per the lease agreement, the Company can utilize credit of approximately $830,000 for improvements, construction, paying rent and other uses. In 2020, the Company decided to utilize approximately $ 662,000 of credit for payment of 14 months of rent starting from September 1, 2020. As a result, the operating ROU asset and operating lease liability have been remeasured based on this incentive received.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2020

8. Leases (continued)

The following is a schedule of the Company's portion of approximate future minimum lease commitments, including certain equipment leases, required under the lease on an undiscounted basis, reconciled to the respective lease liabilities at December 31, 2020:

2021	$	119,593
2022		347,991
2023		565,562
2024		568,809
2025		579,044
Thereafter		2,369,983
Total		4,550,982
Less: imputed interest		(1,017,044)
Lease liabilities as of December 31, 2020	$	3,533,938

Supplemental information related to leases is as follows:

Weighted average remaining lease term (in years)	8.92
Weighted average discount rate	5.17%

9. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on a predetermined payment schedule. This sub-lease runs through July 14, 2022. After the first 24 months of the sub-lease, the sub-tenant has cancellation rights with a 6-month notice requirement. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight-line basis over the life of the lease. Approximately 70% of the total sublease income is allocated to the Company.

The following is a schedule of the Company's portion of the approximate future minimum sublease income required under the sub-lease:

2021	$	53,035
2022(July)		38,580
	$	91,615

10. Guarantees

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2020, there were no amounts to be indemnified to the clearing brokers for these accounts.

December 31, 2020

11. Employee Benefit Plan

CSH maintains a 401(k) plan (the "Plan") covering all eligible employees as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the employees are discretionary and are determined annually by CSH.